

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2014

Via E-mail
Brian McFadden
Principal Executive Officer
Excelsis Investments, Inc.
801 West Bay Drive, Suite 470
Largo, FL 33770

> **Re:**   **Excelsis Investments, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 000-54635**

Dear Mr. McFadden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure in Note 12 on page F-13 that you restated your financial statements for the year ended December 31, 2012. Explain why you did not file an Item 4.02 8-K to report this restatement. Your response should include your analysis under SAB Topic 1.M. Refer to Item 4.02 of Form 8-K.

2.   In a Schedule 13G filed on June 6, 2014, Asher Enterprises, Inc. discloses that it holds convertible promissory notes that are convertible into approximately 19,610,211 shares of your common stock upon conversion, which is approximately 9.99% of your total outstanding shares of common stock. Please advise when Asher Enterprises, Inc. acquired these shares. It appears that the acquisition of the transaction was not disclosed previously pursuant to Item 701 of Regulation S-K. Also tell us why Asher Enterprises, Inc. is not listed as a principal stockholder in your beneficial ownership table.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Convertible Promissory Note, page 12

3.   In your discussion regarding your Convertible Promissory Note, disclose the identity of the noteholder which you identify as Hermaytar SA in the amended Form S-1 (File No. 333-189311) filed on October 1, 2013. Clarify the range of possible amounts of stock issuable should the note be converted based on both recent closing prices and the lows and highs since the notes have been issued. Include a risk factor discussing the possible range of stock issuable upon conversion of the note. Please advise us whether the noteholder should be disclosed in the beneficial ownership table pursuant to Item 403 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

4.   Please expand your revenue recognition policy to discuss more specifically how you recognize revenue for your temporary staffing services. Your response should also include your analysis of gross versus net considerations pursuant to FASB ASC 605-45-45.

5.   Your disclosure indicates that during the year ended December 31, 2013, 60% of your revenue is derived from two customers. Tell us your consideration of disclosing the amount of revenue separately for each of these two customers. Clarify if any other customers represent more than 10% of your revenue. In this regard, we note your disclosure on page 6, that your ten largest customers accounted for 90% of your total revenue for 2013. Refer to FASB ASC 280-10-50-42.

Note 4. Acquisition of Career Start, Inc., page F-10

6.   Please provide us with your analysis of the three significance tests to determine whether historical financial statements are required for the acquisition of Career Start, Inc. Refer to Rule 8-04 of Regulation S-X.

Note 12. Restatement, page F-13

7.   Your current disclosure is unclear as to why you restated your 2012 financial statements. Tell us your consideration of providing a description of the nature of the error. In addition, tell us your consideration of providing columnar disclosure to show the line

items affected and the prior period amounts and the as restated amounts. Refer to FASB ASC 250-10-50-7 through 50-9. Further tell us how this error was identified.

Directors and Executive Officers, Promoters and Corporate Governance

Background of officers and directors, page 31

8.   We note disclosure in your amended Form S-1 filed on October 1, 2013 that Michelle Pannoni attended but did not receive a degree from either Monroe Community College or Rochester Institute of Technology. Please confirm that you will clarify this in future filings.

Certain Relationships and Related Transactions, and Director Independence, page 37

9.   According to the Exchange Agreement between the company and Career Start, Inc. incorporated by reference as Exhibit 2.2, the company issued 6,600,000 shares of common stock to Danielle Pannoni, a principal shareholder of Career Start, Inc. in connection with the acquisition on July 13, 2013. Please advise us of the relationships of Ms. Danielle Pannoni with Ms. Michelle Pannoni and clarify whether the acquisition of Career Start, Inc. is a related party transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Brian McFadden
Excelsis Investments, Inc.
June 19, 2014
Page 4

      You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Attorney-Advisor, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

                           Sincerely,

                           /s/ Stephen Krikorian

                           Stephen Krikorian
                           Accounting Branch Chief

cc: Via E-mail
       Conrad Lysiak, Esq.